AMENDMENT TO RICHARDSON ELECTRONICS, LTD.
EMPLOYEES 1999 STOCK PURCHASE PLAN

     Whereas, Richardson Electronics, Ltd. (the ACompany@) Board of Directors established the Richardson Electronics, Ltd. Employees 1999 Stock Purchase Plan (the APlan@) on April 13, 1999 and approved by the Stockholders on October 12, 1999; and

     Whereas, it is now desired to increase the number of shares of the Common Stock, $.05 per share par value, of the Company ("Common Stock") which are available for purchase upon the exercise of Options under the Plan by 100,000;

     Now, Therefore, the Richardson Electronics, Ltd. Employees' Stock Purchase Plan is hereby amended as follows:

     Section 3.1 of the Plan is hereby amended in its entirety to read as follows:

     "3.1 The total number of shares of the Common Stock which are available for purchase upon the exercise of Options under the Plan shall be Two Hundred Fifty Thousand (250,000) shares, subject to appropriate adjustment as provided in Article XIX."

     This Amendment to the Plan is effective April 11, 2001. The Amendment to the Plan shall be submitted to the stockholders for approval not later than April 10, 2002. If the Amendment to the Plan has not been approved, it shall terminate on such date in accordance with Article XXI of the Plan, and all Options outstanding on such date which would require the issuance of any of the additional 100,000 shares of Common Stock authorized by the Amendment if exercised shall be exercised as provided in Section 21.2.